Exhibit B.3(d): Other Pages of CIBC’s 2020 Annual Report incorporated in Annual Information Form

•	“Glossary” pages 196-202

•	“Transfer Agent and Registrar” pages 203-204

•	“Directors and Board Committees” page 205

Glossary

Allowance for credit losses

Under IFRS 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. Expected credit loss allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in other liabilities.

Under IAS 39, allowance for credit losses generally represented an allowance set up in the financial statements sufficient to absorb specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective”, assessed by reviewing a portfolio of loans with similar characteristics, or “individual”, assessed by reviewing the characteristics of an individual exposure.

Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.

Dividend payout ratio

Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

Dividend yield

Dividends per common share divided by the closing common share price.

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Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

Operating leverage

Operating leverage is the difference between the year-over-year percentage change in revenue (on a taxable equivalent basis) and year-over-year percentage change in non-interest expenses.

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Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for credit losses line on the consolidated statement of income. Provision for credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entities (SEs)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross-up tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWA) may be required as prescribed by OSFI.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques. Effective in the first quarter of 2020, the AMA approach for operational risk is no longer permitted, and banks must use the standardized approach to calculate operational risk capital requirements.

Asset/liability management (ALM)

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

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Bail-in eligible liabilities

Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (for example, covered bonds), certain financial contracts (for example, derivatives) and certain structured notes are not bail-in eligible.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.

Central counterparty (CCP)

A clearing house that interposes itself between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.

Comprehensive approach for securities financing transactions

A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility adjusted collateral value to reduce the amount of the exposure.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge (IRC)

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach (IMA) for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal model method (IMM) for counterparty credit risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

Internal ratings-based (IRB) approach for securitization exposures

This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.

Leverage ratio exposure

The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures).

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Until December 31, 2021, exposures arising from central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) may be excluded from the exposure measure for leverage ratio purposes.

Leverage ratio

Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

Liquidity coverage ratio (LCR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Net cumulative cash flow (NCCF)

The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.

Net stable funding ratio (NSFR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.

Non-viability contingent capital (NVCC)

Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Operational risk

The risk of loss arising from people, inadequate or failed internal processes, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Qualifying central counterparty (QCCP)

An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

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Regulatory capital

Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of Common Equity Tier 1 (CET1), Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to November 1, 2021.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Resecuritization

A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.

Risk-weighted assets

RWA consist of three components: (i) RWA for credit risk are calculated using the AIRB and standardized approaches. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures; (ii) RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWA for operational risk relating to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events are calculated under a standardized approach (for 2019 and prior: calculated under the AMA and standardized approaches). Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. An SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.

Standardized approach for securitization exposures

This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach (SEC-ERBA) and the Standardized Approach (SEC-SA).

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk

A value-at-risk calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

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Structural foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.

Total loss absorbing capacity (TLAC) measure

The sum of Total capital and bail-in eligible liabilities that have a residual maturity greater than one year. Bail-in eligible liabilities include long-term (original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018, that is tradable and transferrable, and any preferred shares and subordinated debt that are not NVCC. Consumer deposits, secured liabilities (for example, covered bonds), eligible financial contracts (for example derivatives) and certain structured notes are excluded from the bail-in power.

Transitional arrangements for capital treatment of expected loss provisioning

On March 27, 2020, OSFI introduced transitional arrangements for expected credit loss provisioning. This arrangement results in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the internal ratings-based (IRB) approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2021

First quarter results – Thursday, February 25, 2021

Second quarter results – Thursday, May 27, 2021

Third quarter results – Thursday, August 26, 2021

Fourth quarter results – Thursday, December 2, 2021

Annual Meeting of Shareholders 2021

CIBC’s Annual Meeting of Shareholders will be held on April 8, 2021. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2020:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 25/20	Sep 28/20	Oct 28/20	$1.46	446,423,900
Jun 26/20	Jun 29/20	Jul 28/20	$1.46	445,450,650
Mar 26/20	Mar 27/20	Apr 28/20	$1.46	444,565,420
Dec 24/19	Dec 27/19	Jan 28/20	$1.44	445,169,021

Preferred shares

Stock	Series 39	Series 41 (1)	Series 43 (2)	Series 45	Series 47	Series 49	Series 51
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.R	CM.PR.S	CM.PR.T	CM.PR.Y
Quarterly dividend	$0.232063	$0.244313	$0.196438	$0.275000	$0.281250	$0.325000	$0.321875

(1) The dividend rate of Series 41 was reset in accordance with the share terms effective January 31, 2020.

(2) The dividend rate of Series 43 was reset in accordance with the share terms effective July 31, 2020.

2021 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 29, 2020	January 28, 2021
March 29, 2021	April 28, 2021
June 28, 2021	July 28, 2021
September 28, 2021	October 28, 2021

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 78 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through AST Trust Company (Canada) (formerly CST Trust Company) and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

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AST Trust Company (Canada), P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 1 800 258-0499 (Canada and the U.S. only), Fax 1 888 249-6189, Email: inquiries@astfinancial.com,

Website: www.astfinancial.com/ca.

Common and preferred shares are transferable in Canada at the offices of our agent, AST Trust Company (Canada), in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 150 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: 416 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Email: corporatecommunications@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2020

Additional print copies of the Annual Report will be available in March 2021 and may be obtained by emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2021 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Sustainability Report and Public Accountability Statement 2020

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2021 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2021

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2021 Proxy Circular will be available in March 2021 at www.cibc.com.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, “CIBC Agility”, “CIBC Bank USA Smart Account”, the CIBC logo, “CIBC eDeposit”, “CIBC FirstCaribbean International Bank”, “CIBC Foreign Cash Online”, “CIBC Global Money Transfer”, “CIBC Investor’s Edge”, “CIBC Miracle Day”, “CIBC Mobile Banking”, “CIBC Pace It”, “CIBC Personal Portfolio Services”, “CIBC Private Wealth Management”, “CIBC Smart”, “CIBC SmartBanking”, “CIBC Team Next”, “Remi Beta Bot”, “Simplii Financial” and “Wood Gundy”. All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

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Board of Directors:

The Hon. John P. Manley, P.C., O.C. Chair of the Board CIBC Senior Advisor, Bennett Jones LLP Ottawa, Ontario, Canada Joined in 2005	Brent S. Belzberg (CGC, RMC) Senior Managing Partner TorQuest Partners Toronto, Ontario, Canada Joined in 2005	Charles J. G. Brindamour (RMC) Chief Executive Officer Intact Financial Corporation Toronto, Ontario, Canada Joined in 2020	Nanci E. Caldwell (MRCC) Corporate Director Woodside, California, U.S.A. Joined in 2015

Michelle L. Collins (AC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017	Patrick D. Daniel (MRCC – Chair) Corporate Director Calgary, Alberta, Canada Joined in 2009	Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014

Kevin J. Kelly (MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Christine E. Larsen (RMC) Corporate Director Montclair, New Jersey, U.S.A. Joined in 2016	Nicholas D. Le Pan (AC – Chair) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Jane L. Peverett (AC, CGC) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009

Katharine B. Stevenson (CGC – Chair, MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (CGC, MRCC) Corporate Director Verdun, Québec, Canada Joined in 2014	Barry L. Zubrow (RMC – Chair) President ITB LLC Far Hills, New Jersey, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

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